[redacted]

09057609

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADIA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Fifth Avenue, Suite 2600
(No. and Street)

Seattle, WA 98104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Hemingway (206) 436-2516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, P.S.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, #240, Bellevue, WA 98005
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL J. BUTLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADIA CAPITAL, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
MICHELLE H KENNEDY
My Appointment Expires Dec 19, 2010

Michelle H Kennedy
Notary Public

Signature

CHAIRMAN & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2009

To the Member
Cascadia Capital, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Cascadia Capital, LLC (a wholly owned subsidiary of Cascadia Capital Holdings, LLC) as of December 31, 2008 and 2007, and the related statements of earnings, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Cash	$255,812	$1,030,794
Receivables, net	1,660,497	883,488
Prepaid expenses	6,989	
Total assets	$1,923,298	$1,914,282
LIABILITIES		
Deferred revenue	$10,000	$33,000
Accounts payable	14,115	195
Total liabilities	24,115	33,195
MEMBER'S EQUITY	1,899,183	1,881,087
Total liabilities and member's equity	$1,923,298	$1,914,282

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Success fees	$8,528,745	$8,640,339
Consulting and other income	689,464	1,483,848
Total revenues	9,218,209	10,124,187
EXPENSES		
Expense allocation from Parent	8,101,249	4,759,375
Regulatory expenses, inlcuding audit fees	63,390	
Bad debt expense	50,000	
Commisssions and other expenses	39,988	
Total expenses	8,254,627	4,759,375
Net earnings	$963,582	$5,364,812

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Capital contributed	Receivable from Parent	Accumulated Earnings	Total
Balance - January 1, 2007	$62,811	($11,622,597)	$11,621,480	$61,694
Transfers of cash, receivables and investments to Parent, net		(3,545,419)		(3,545,419)
Net earnings			5,364,812	963,582
Balance - December 31, 2007	62,811	(15,168,016)	16,986,292	1,881,087
Transfers of cash, receivables and investments to Parent, net		(945,486)		(945,486)
Net earnings			963,582	963,582
Balance - December 31, 2008	$62,811	($16,113,502)	$17,949,874	$1,899,183

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities		
Net earnings	$963,582	$5,364,812
Adjustments to reconcile net earnings to net cash provided by operating activities		
Transfer of receivables to Parent, net	(945,486)	(3,545,419)
Increase in receivables, net	(777,009)	(883,488)
Increase in prepaid expenses	(6,989)	
Increase (decrease) in deferred revenue	(23,000)	33,000
Increase in accounts payable	13,920	
Net cash provided by (used in) operating activities	(774,982)	968,905
Net increase (decrease) in cash	(774,982)	968,905
Cash at beginning of year	1,030,794	61,889
Cash at end of year	$255,812	$1,030,794

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally on companies in the following areas: sustainable industries, information technology, communications, consumer and retail, security and defense, business services and manufacturing, transportation and logistics, and industrial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in financing activities. Success fees are recorded at the time the transaction is completed, the income is fixed and determinable and collectibility is reasonably assured.

On occasion, the Company may receive a portion of its fees in equity securities of its clients. These non-cash fees received are recorded at estimated fair value, which may include discounts for required holding periods or other factors. When such equity instruments are received, the assets are distributed to the parent company.

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

NOTE 1 – continued:

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days of invoicing and are stated at amounts due from customers net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2008 and 2007, an allowance of $44,085 and $40,000, respectively, was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. The Company generally does not accrue interest on past due receivables.

The accounts receivable serve as collateral on the Parent's line of credit.

Concentration of Credit Risk -

Accounts maintained at the Company's bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion, it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of consulting and success fees, and valuation of fees received in equity securities of its clients.

NOTE 2 – RELATED PARTY TRANSACTIONS

Through the third quarter of 2007, the Company transferred receivables, including collection risk, for consulting and success fees to its parent. The Company also transfers equity securities received from clients in exchange for success fees and cash to its Parent company. The total transferred for the years ended December 31, 2008 and 2007 was $9,046,735 and $8,304,794, respectively.

The Company is charged for the operational expenses, primarily wages and other personnel costs and facility costs, incurred by its Parent on behalf of the Company. These amounts totaled $8,101,249 and $4,759,375 during the years ended December 31, 2008 and 2007, respectively, of which $195 is payable to the Parent at December 31, 2008 and 2007.

Beginning in 2008, the Company began carrying the costs directly related to regulatory matters, including the fee for the annual audit, and other costs directly related to generating its revenues. Previously, these costs were carried by the Parent company and assessed to the Company via the inter-company operational expense charge described above.

The receivable from the Parent totaling $16,113,502 and $15,168,016 at December 31, 2008 and 2007, respectively, is comprised of third-party accounts receivable, equity instruments and cash transferred less operational expenses incurred by the Parent. The receivable from the Parent is netted against member's equity in the Statement of Changes in Member's Equity, as it effectively represents cumulative distributions.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. In 2004, the Company was required to maintain minimum net capital of $5,000. During 2005, the Company expanded its scope of possible activities and upon notification to the SEC that the Company will begin acting in that expanded capacity, it will be required to maintain minimum net capital of $50,000. As of December 31, 2008 and 2007, the Company had net eligible capital, as defined, of $231,697 and $997,794, respectively, which was $226,697 and $992,794, respectively, in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1 as of December 31, 2008 and 0.02 to 1 as of December 31, 2007.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Aggregate Indebtedness	
Total liabilities	$24,115
Less: accounts payable to Parent	(195)
Aggregate indebtedness	$23,920
Net Capital	
Member's equity	1,899,183
Non-allowable assets	(1,667,486)
Net capital	$231,697
Computation of Basic Net Capital Requirement	
Minimum net capital required	$5,000
Excess net capital	$226,697
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$229,305
Ratio of aggregate indebtedness to net capital	0.10 to 1

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2008 computed by Cascadia Capital, LLC in its unaudited Form X-17a-5a, Part IIA, as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2009

To the Member
Cascadia Capital, LLC

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of Cascadia Capital, LLC for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

SMITH BUNDAY BERMAN BRITTON, P.S.

CASCADIA CAPITAL, LLC

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2008 and 2007
INDEPENDENT AUDITOR'S REPORT